Exhibit 7.1

Turner, Leins & Gold, LLC
Certified Public Accountants and Business Consultants

108 Center Street, North, 2nd Floor	51 Monroe Place, Suite 1900
Vienna, Virginia, 22180-5712	Rockville, Maryland 20850-2429
(703) 242-6500	(301) 340-6300
Facsimile (703) 242-1600	Facsimile (301) 340-7168

June 23, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

We have reviewed the Forms 8K dated June 6, 2014 filed by Next Generation Energy Corp. regarding Items 4.01 Change in Registrants Certifying Accountants and 4.02 Non-Reliance on Previously Issued Financial Statements. We have resigned as the Auditor and did not have any disagreements with the Company. We are in agreement the statements contained therein. However, we are unable to comment on the accuracy of the other representations made regarding reportable events.

Sincerely,

/s/ Turner, Leins & Gold LLC
Turner, Leins & Gold LLC